EXHIBIT (A)(73)

















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                                     NOTICE



         DUKE ENERGY INTERNATIONAL L.L.C. states, in connection with the notice of tender offer of shares of Empresa Nacional de Electricidad S.A. (Endesa), that will pay to the Stock Exchange Brokers for the shares offered through them, a commission equivalent to 0.4% plus VAT of the aggregate price paid in the purchase in Auction of shares effectively acquired by Duke Energy. Such commission will not apply to the shareholders that are Institutional Investors and others holdings an important number of shares, which detail has been duly informed to the Stock Exchange Brokers.



         The aforementioned commissions will be exclusively charged to Duke Energy International L.L.C., and, therefore, the Stock Exchange Brokers cannot collect any commission from the sellers of the shares.







         DUKE ENERGY INTERNATIONAL L.L.C.









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